VIA EDGAR

August 2, 2022

United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
100 F Street, N.E.
Washington, D.C. 20549
Attention: Eric Envall

Re:	Brookline Bancorp, Inc. Acceleration Request for Registration Statement on Form S-4 File No. 333- 265859

Acceleration Request

Requested Date:	August 4, 2022
Requested Time:	4:15 p.m., Eastern Time

Dear Mr. Envall:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Brookline Bancorp, Inc. (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to August 4, 2022, at 4:15 p.m., Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Goodwin Procter LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Goodwin Procter LLP by calling Samantha M. Kirby at (617) 570-8794.

If you have any questions regarding this request, please contact Samantha M. Kirby of Goodwin Procter LLP at (617) 570-8794.

Sincerely,

BROOKLINE BANCORP, INC.

/s/ Paul A. Perrault
Paul A. Perrault
Chief Executive Officer
Brookline Bancorp, Inc.

cc:	Samantha M. Kirby, Esq., Goodwin Procter LLP